[CHOATE LOGO AND LETTERHEAD GRAPHIC]

November 6, 2006

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0309
Attn.: Mark P. Shuman, Branch Chief—Legal

RE:
BIO-key International, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form SB-2
Filed on September 28, 2006 (File No. 333-120104)

  Post-Effective Amendment No. 5 to Registration Statement on Form SB-2
  Filed on September 28, 2006 (File No. 333-115037)

Ladies and Gentlemen:

        On behalf of our client, BIO-key International, Inc. (the "Company"), we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated October 26, 2006 (the "Comment Letter") to Mr. Michael W. DePasquale, Chief Executive Officer of the Company, with respect to the Company's (i) Post-Effective Amendment No. 3 to Registration Statement on Form SB-2 (File No. 333-120104), which was filed with the Commission on September 28, 2006 (the "September 2004 Registration Statement"), and (ii) Post-Effective Amendment No. 5 to Registration Statement on Form SB-2 (File No. 333-115037), which was filed with the Commission on September 28, 2006 (the "March 2004 Registration Statement").

        The responses and supplementary information set forth below have been organized in the same manner in which the Staff's comments were organized in the Comment Letter. For ease of reference, the Staff's comments are set forth below in bold, followed by the Company's responses. Filed herewith via EDGAR is Post-Effective Amendment No. 4 to the September 2004 Registration Statement ("Post-Effective Amendment No. 4") and Post-Effective Amendment No. 6 to the March 2004 Registration Statement ("Post-Effective Amendment No. 6").

Post-Effective Amendment No. 3 to Registration Statement on Form SB-2

General

  1.
  Please refer to prior comment 3 in our letter dated August 25, 2006. We note your response that you are relying on Rule 416 to add the shares in question to this post-effective amendment. Please provide us with your analysis as to the basis for your reliance on Rule 416 to add additional shares "solely to reflect corresponding adjustments to the conversion prices of the [notes] that occurred subsequent to the original filing" of the registration statement. It does not appear that share issuances tied to conversion price adjustments fall within the standard anti-dilution provisions contemplated by the rule. Refer to interpretation 3S to the Securities Act Rules portion of the March 1999 supplement to the Corporation Finance Manual of Publicly Available Telephone Interpretations regarding the scope of Rule 416. In this regard, it appears as though the additional shares would need to be registered on a new registration statement.

        Pursuant to the Post-Effective Amendment No. 4, the Company has removed the 42,335 additional shares issuable upon conversion of the secured convertible term notes and the 2,130,552 additional shares issuable upon conversion of the subordinated convertible term notes from the September 2004 Registration Statement.

  2.
  Please recall that the outstanding comments relating to your periodic reports issued in connection with our separate review of the Form SB-2, File No. 333-137240, must be resolved prior to seeking effectiveness.

  Risk Factors

  We have identified material weaknesses in our internal control, page 4

  3.
  You state that the risk of failing to address the material weaknesses in your internal control over financial reports or failing to maintain an effective system of disclosure controls and procedures is that "current and potential stockholders could lose confidence in [y]our financial reporting..." Additionally, it appears that a more immediate risk is that your financial statements may not accurately reflect the financial condition of the company and that current and potential investors may not be able to rely upon the financial statements. Please revise the risk factor subheading and text accordingly.

        The Company has revised the September 2004 Registration Statement on pages 4 and 5 of the Post-Effective Amendment No. 4 in accordance with the Staff's comment.

  4.
  We are unable to locate the undertakings. Please advise or revise.

        Part II, Item 28 (Undertakings) was inadvertently omitted from the Post-Effective Amendment No. 3 filed with the Commission on September 28, 2006. The Company has revised the September 2004 Registration Statement on pages II-5 and II-6 of the Post-Effective Amendment No. 4 to add the required undertakings in accordance with this comment and comment 6 below.

Post-Effective Amendment No. 5 to Registration Statement on Form SB-2

General

  5.
  Please review the registration statement to ensure conformity with comments 2 and 3 above.

        The Company has revised the March 2004 Registration Statement on pages 4 and 5 of the Post-Effective Amendment No. 6 in accordance with comment 3 above.

Undertakings

  6.
  Please update the disclosure to include the currently required undertaking outlined in paragraph 512(g)(1) or (2), as applicable. Please ensure that you provide similar disclosure with respect to the above-cited registration statement.

        The Company has updated the March 2004 Registration Statement on pages II-5 and II-6 of the Post-Effective Amendment No. 6 in accordance with the Staff's comment.

* * * *

        The Company hereby acknowledges that:

  •
  Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 248-4028 or Charles J. Johnson at (617) 248-4020. Thank you.

Very truly yours,

/s/ Brian J. Carr

Brian J. Carr

cc:
Jeffrey Werbitt (at SEC)
Maryse Mills-Apenteng (at SEC)
Francis J. Cusick
Charles J. Johnson